[MIDDLEBURG FINANCIAL CORPORATION LETTERHEAD]

April 27, 2005

BY EDGAR TRANSMISSION

Mr. John P. Nolan

Confidential -- For Use of

Accounting Branch Chief

the Commission Only

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Middleburg Financial Corporation

Form 10-K for the fiscal year ended December 31, 2004

Filed March 16, 2005

File Number. 000-24159

Dear Mr. Nolan:

Middleburg Financial Corporation (the “Company”) has received your letter dated April 13, 2005 containing a comment on the Form 10-K for the fiscal year ended December 31, 2004, File No. 000-24159 (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 16, 2005.  This letter on behalf of the Company responds to the comment set forth in your letter.

For convenience of reference, we have included your comment in this letter, and the Company’s response to the comment follows it.

Form 10-K, filed on March 16, 2005

Notes to Consolidated Financial Statements

Note 1.  Nature of Banking Activities and Significant Accounting Policies

Loan Fees and Costs – page F-10

1.

We note your disclosure that beginning May 1, 2004, loan originations and commitment fees and direct loan origination costs are deferred and amortized as an adjustment of the loan yield over the life of the related loan, which is in accordance with the authoritative guidance prescribed by SFAS No. 91.  Please supplementally provide to us the following:

•

Explain to us why you decided to adopt the provisions of SFAS No. 91 in the current year.  We note that prior to your adoption date these amounts were recognized into income when collected and incurred;

•

Further explain how you were able to conclude that your prior accounting of these fees and costs did not produce results that were materially different from the recognition method adopted at May 1, 2004.  Provide quantitative and qualitative support for which you were able to base your conclusion.  Include the guidance in SAB Topic 1:M in your response.

Response:  Prior to May 1, 2004, Middleburg Bank (the Bank), a subsidiary of the Company, conducted detailed analysis and comparison of loan origination and commitment fees and loan origination costs in order to determine the materiality of net loan fees with regard to implementing SFAS No. 91.  The analysis and comparison was performed annually at each year end and once in April 2004.  The analysis and comparison included a comparison of loan origination fees collected on loans with a maturity of greater than one year and the costs of originating, processing, approving and closing the same loans.  This analysis considered the average amount of time expended in originating a loan, the salaries of the employees required in the process of recording each type of loan and the total number of each type recorded during the year.  For the years ended December 31, 2003 and 2002 and for the four months ended April 30, 2004, net loan fees after consideration of costs applicable in the origination of loans were deemed immaterial by management.  As stated in SFAS No. 91, “the provisions of this Statement need not be applied to immaterial items.”  Therefore, based on the analysis, management had elected not to implement SFAS No. 91.  As a result, prior to May 1, 2004, all loan origination and commitment fees and loan origination costs were included in net income.

Beginning in May 2004, the Bank began purchasing residential real estate loans from Southern Trust Mortgage, LLC (STM).  Upon the purchase of a loan, the Bank pays STM a fee for the loan.  At the outset of this new arrangement, management estimated that the amount of fees to be paid to STM would materially impact net loan fees.  In considering materiality, management used a quantitative and qualitative approach.  Quantitatively, the amount of net loan fees as a percentage of interest and fees on loans for each of the years ended December 31, 2003 and 2002 and for the four months ended April 30, 2004 had been less than one percent.  Qualitatively, the nature and type of loan arrangements had been substantially the same for both of the years of 2003 and 2002 and the four months in 2004 in which the Bank did not implement SFAS No. 91.  The nature and timing of the agreement with STM created a qualitative difference that management believed would have a material impact on the financial statements.  Therefore, management decided to begin implementation of SFAS No. 91 with the introduction of this arrangement.  Under SFAS No. 91, fees paid to purchase loans, the weighted average costs of originating loans and any fees collected for loan originations and commitments greater than one year are amortized over the life of the loan on a straight-line basis.

The Company does not believe that it needs to amend its financial statements.  The disclosure in Note 1 states the timing of the change in accounting treatment and includes management’s assertion that the change did not produce results that were materially different from the recognition method adopted prior to the change.

* * * * *

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call me at (540) 687-4816 if you have any questions.

Sincerely,

/s/ Kathleen J. Chappell

Kathleen J. Chappell

Senior Vice President and

   Chief Financial Officer